Exhibit 99.2

Garnero Group Acquisition Company and WISeKey SA Announce Updated Terms for Combination

●          Transaction valued at $350 Million

●          WISeKey to Become First Swiss Cyber Security Company on NASDAQ

NEW YORK, November 17 2014 - Garnero Group Acquisition Company (“GGAC”) (NASDAQ: GGACU, GGAC, GGACR, GGACW), a blank check company, and WISeKey SA (“WISeKey”), a global provider of cyber security solutions, announced today that holders of approximately 93.4% of WISeKey’s fully diluted common shares have accepted GGAC’s offer to exchange their WISeKey shares for GGAC ordinary shares in connection with the previously announced transaction between GGAC and WISeKey.

GGAC and WISeKey had previously announced that they had entered into definitive agreements whereby GGAC would acquire a minimum of approximately 70% of WISeKey’s common shares outstanding at the closing of the transaction. GGAC also committed to seek to acquire the remaining 30% through binding offers to the remaining WISeKey shareholders. As a result of these offers and acceptances, an additional approximately 23.4% have accepted the offer and, upon closing of the transactions, GGAC will acquire approximately 93.4% of WISeKey’s fully diluted shares in exchange for 13,436,055 GGAC ordinary shares. Additionally, GGAC will acquire certain assets related to the US operations of WISeKey held by WISeKey and one of its shareholders for Fifteen Million Dollars ($15,000,000) in cash and an aggregate of 1,026,323 GGAC ordinary shares.

The transaction, which is valued at $350 million based on the enterprise value of the combined companies, will allow WISeKey to become the first Swiss cyber security company listed on NASDAQ.

The closing of the transaction is subject to shareholder approval by GGAC, applicable regulatory approvals and other customary closing conditions. The parties expect the transactions to close in the first quarter of 2015.

Mario Garnero, Chief Executive Officer of GGAC, said, "We are pleased that so many WISeKey shareholders accepted our offer to exchange their shares for GGAC shares and take part in this transaction. We feel WISeKey is an exciting and promising partner and believe it is poised to grow into a leading Cyber Security Company on a global scale.”

For Carlos Moreira, Founder and Chief Executive Officer of WISeKey, “This is a defining moment in WISeKey’s evolution. We look forward to consummating the transaction with GGAC and are excited by our future prospects as a listed company on NASDAQ.”

In connection with the transactions, Mario Garnero will remain as Executive Chairman, and Carlos Moreira, WISeKey's Chief Executive Officer, will be appointed to serve as Chief Executive Officer of GGWISEKEY (“GGWK”), the planned name of the combined company.

Additional information about the transaction, as well as information about WISeKey, will be included in the Form 8-K that GGAC will file with the SEC. Interested parties should visit the SEC website at http://www.sec.gov.

EarlyBirdCapital, Inc. is serving as GGAC's financial advisor with respect to the transaction.  Graubard Miller served as GGAC's US transaction counsel and Bär & Karrer AG served as GGAC's Swiss transaction counsel.  Acxit Capital is acting as exclusive financial advisor to WISeKey.  White & Case LLP served as WISeKey's US transaction counsel and Homburger AG served as WISeKey's Swiss transaction counsel.

About WISeKey

WISeKey is an eSecurity company which offers its digital security solutions to a wide range of customers, governments, business and individual website hosts. As a World Economic Forum Global Growth Company, WISeKey believes that its strategic location in Switzerland and partnership with the OISTE Foundation, a non-profit organization for promoting international standards to secure electronic transactions, sets it apart from other digital security providers, offering geopolitical neutrality.

About Garnero Group Acquisition Company

GGAC was incorporated in the Cayman Islands on February 11, 2014 as a blank check company whose objective is to acquire, through a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination, one or more businesses or entities.

GGAC, its directors and executive officers and EarlyBirdCapital, Inc. may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of GGAC shareholders to be held to approve the proposed transactions. Shareholders are advised to read, when available, GGAC's preliminary proxy statement and definitive proxy statement in connection with the solicitation of proxies for the extraordinary general meeting because these statements will contain important information. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the transactions. Shareholders will also be able to obtain a copy of the proxy statement, without charge, by directing a request to: Av. Brig. Faria Lima, 1485 - 19 Andar, São Paulo/SP – Brazil CEP 01452-002, Attn: Corporate Secretary. The preliminary proxy statement and definitive proxy statement, once available, can also be obtained, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov).

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Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on WISeKey's and GGAC's managements' current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of WISeKey's business. These risks, uncertainties and contingencies include: business conditions; weather and natural disasters; changing interpretations of GAAP; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which WISeKey is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of cybersecurity products and services; general economic conditions; geopolitical events and regulatory changes; the possibility that the transactions do not close, including due to the failure to receive required shareholder approvals or the failure of other closing conditions, such as receipt of necessary governmental or regulatory approvals; and other factors set forth in GGAC's filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Neither GGAC nor WISeKey is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Press:

Brazil	International
Fernanda Queiroz (+55 11 3094 4000)	Stephanie Linehan
Grupo Garnero	Finsbury
fernanda@grupogarnero.com.br	stephanie.linehan@finsbury.com

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